Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Changes in the corporate executive committee of Statoil ASA

The executive vice president for Statoil’s Exploration & Production Norway business area, Terje Overvik (55), will withdraw from the corporate executive committee as of 1 June this year. Mr Overvik is to take up the position as managing director of Gaz de France Norge on 1 September.

Terje Overvik has a PhD in engineering from the Norwegian University of Science and Technology (NTNU) in Trondheim. He joined Statoil in 1983 and has had a number of key posts in the Statoil group, including platform manager and operations vice president for the Statfjord field. He was executive vice president for Technology before he took over responsibility for Norwegian continental shelf (NCS) operations in 2004.

“Terje has a very robust career behind him at Statoil,” says chief executive Helge Lund.

“In recent years he has been one of the driving forces in the revitalisation that has taken place on the NCS. Terje has the ability to combine long-term, strategic thinking with a focus on the daily operations. He has made his mark not least in his involvement in very active HSE work. I wish him good luck with the new challenges he will come to meet in Gaz de France, and we in Statoil look forward to a continuing good collaboration with both Terje and Gaz de France.”

Until Mr Overvik leaves Statoil, matters relating to Gaz de France will be dealt with by Rune Bjørnson, executive vice president for Statoil’s Natural Gas business area.

Disclaimer:

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.